

April 4, 2011

William A. Sanger
Chief Executive Officer
Emergency Medical Services Corporation
6200 S. Syracuse Way
Suite 200
Greenwood Village, CO
80111

> **Re:** **Emergency Medical Services Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 25, 2011**
> **File No. 001-32701**

Dear Mr. Sanger:

We have received your response to our prior comment letter to you dated March 21, 2011 and have the following additional comments.

Background of the Merger, page 20

1. We note the new disclosure in the first paragraph that "members of the board of directors raised various concerns about near-term and long-term business trends" affecting the Company. We also note that both the November 2010 projections and the revised January 2011 projections show the Company doubling its net income by 2015 and approximately doubling its revenue. Please revise to discuss this anomaly and to discuss what impact it had on the board's decision that this transaction is in the best interests of the shareholders.

Purpose and Reasons for the Merger; Recommendation of Our Board of Directors, page 26

2. We note your revision on page 27 stating that "if the sale process were terminated without a transaction, the market price of shares of our Class A common stock would decline substantially and it could take a considerable period of time before the market price would thereafter sustain at least the merger consideration of $64.00 per share, as adjusted for present value, and the possibility that such value might never be obtained," and a similar revision on page 25. Please revise to give perspective to these disclosures by indicating that prior to the December 14, 2010 press release, equities research analysts had issued price targets ranging above

$64 per share. Also, please provide us with every equities research analysis you are aware of which issued press reports for a sale transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 if you have questions regarding these comments.

Sincerely,

Max A. Webb
Assistant Director

cc: Lynn Fisher, Esq.
        Fax: (212) 836-6685